SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Amendment No. 12)

Under the Securities Exchange Act of 1934

  HARVARD BIOSCIENCE, INC

  (Name of Issuer)

  Common Stock, $0.01 Per Share Par Value

  (Title of Class of Securities)

        416906105

  (CUSIP Number)

   December 31, 2018

  (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.416906105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Chancey Graziano
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship of Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 2,546,107
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 2,546,107
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by each Reporting Person 2,546,107
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row 9 6.83% (1)
12.	Type of Reporting Person (See Instructions) IN

(1)	Based on 37,293,918 shares issued and outstanding as of October 25, 2018, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 1, 2018.

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CUSIP No.416906105

Item 1(a). Name of Issuer:

Harvard Bioscience, Inc.

Item 1(b). Address of Issuerís Principal Executive Offices:

84 October Hill Road, Holliston, Massachusetts 01746

Item 2(a). Name of Person Filing:

Chancey Graziano

Item 2(b). Address of Principal Business Office or, if none, Residence:

23610 Peppermill Court, Bonita Springs, FL 34134

Item 2(c). Citizenship:

United States

Item 2(d). Title of Class of Securities:

Common Stock, par value $.01 per share

Item 2(e). CUSIP Number:

416906105

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CUSIP No.416906105

ITEM 3:  IF THIS STATEMENT IS FILED PURSUANT TO §§240.13D-1(B) OR 240.13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution, in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).
If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution: ___________________________.

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CUSIP No.416906105

Item 4. Ownership

(a)	Amount beneficially owned: 2,546,107

(b)	Percent of class: 6.83% (based on 37,293,918 shares issued and outstanding as of October 25, 2018, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 1, 2018.)

(c)	Number of shares as to which the person has:

i.	Sole power to vote or to direct the vote: 2,546,107

ii.	Shared power to vote or to direct the vote: 0

iii.	Sole power to dispose or to direct the disposition of: 2,546,107

iv.	Shared power to dispose or to direct the disposition of: 0

Item 5. Ownership of Five Percent or Less of a Class

N/A

Item 6. Ownership of More than Five Percent on Behalf of Another Person

N/A

Item 7. Identification and Classification of the Subsidiary which Acquired the Security being Reported on by the Parent Holding Company or Control Person

N/A

Item 8. Identification and Classification of Members of a Group

N/A

Item 9. Notice of Dissolution of Group

N/A

Item 10. Certification

N/A

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CUSIP No.416906105

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 13, 2019	By:	/s/ Chancey Graziano
Chancey Graziano

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